

December 2, 2022

Michael Rabinovitch
Chief Financial Officer
BurgerFi International, Inc.
200 West Cypress Creek Rd., Suite 220
Ft. Lauderdale, FL 33309

  Re: BurgerFi International, Inc.
    Registration Statement on Form S-3
    Filed November 29, 2022
    File No. 333-268585

Dear Michael Rabinovitch:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Kate Beukenkamp at 202-551-3861 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Trade & Services

cc: Shane Segarra